                                                       Rule No. 424(b)(3)
                                                       Registration No. 33-19975

PROSPECTUS

                           MERRILL LYNCH & CO., INC.

                      REMARKETED PREFERRED STOCK, SERIES C

                   LIQUIDATION PREFERENCE $100,000 PER SHARE

                                   ["RP"(R)]

     Merrill Lynch & Co., Inc. (the "Company") has issued 3,000 shares of its Remarketed Preferred Stock, Series C, $100,000 liquidation preference per share (the "Remarketed Preferred Stock" or "RP"(R)).

     Dividends on each share of RP are cumulative from the Date of Original Issue and are payable, when, as and if declared, on each Dividend Payment Date for each such share. Except as otherwise provided herein, each subsequent Dividend Period with respect to each share of RP will be, at the election of the holder of such share, a 7-day Dividend Period, a 49-day Dividend Period or such other Optional Dividend Period as may be specified by the Company, and dividends on each share of RP will accumulate at the Applicable Dividend Rate with respect to such share in effect from time to time and will be payable on the day following the last day of such Dividend Period, provided that if the Company has designated such Dividend Period as a Special Dividend Period, the holder of such share will not have such an election with respect to such Dividend Period, and such Dividend Period will be a Special Dividend Period. The Applicable Dividend Rates for any Dividend Period (other than the Initial Dividend Periods), subject to certain exceptions, will be those rates determined by the Remarketing Agents in advance of such Dividend Period, as more fully described herein.

     The shares of RP are redeemable at the option of the Company at $100,000 per share, plus accumulated but unpaid dividends, as described herein under "Description of RP--Redemption."

     Each share of RP subject to Tender and Dividend Reset may be tendered for remarketing by submitting to a Remarketing Agent no later than 1:00 p.m., New York City time, on the Tender Date an order to sell such share on the next Dividend Reset Date. There can be no assurance that all shares so tendered can be sold in a Remarketing. Prospective purchasers should carefully review the remarketing procedures described herein.

     Each prospective purchaser of shares of RP in a Remarketing or outside a Remarketing will be required, among other things, to agree, subject to certain exceptions, to (i) transfer shares of RP only pursuant to a Remarketing or to a person that has delivered a signed Master Purchaser's Letter as provided therein and (ii) have ownership of shares of RP maintained in book entry form by or through the Securities Depository. See "Remarketing--Restrictions on Transfer."
                              -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
              OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

     This Prospectus has been prepared in connection with the shares of RP and is to be used by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a wholly-owned subsidiary of the Company, in connection with offers and sales related to market-making transactions in the shares of RP. Such sales will be made at prevailing prices at the time of sale. The distribution of the RP will conform to the requirements set forth in the applicable sections of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. This Prospectus also will be used by each of the Remarketing Agents in connection with Remarketings of the shares of RP. See "Remarketing."

__________
(R) Registered trademark of Merrill Lynch & Co., Inc.

                The date of this Prospectus is December 11, 1995

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Northeast Regional Office, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, the American Stock Exchange, the Chicago Stock Exchange and the Pacific Stock Exchange.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 30, 1994, Quarterly Reports on Form 10-Q for the periods ended March 31, 1995 and June 30, 1995, and Quarterly Report on Form 10-Q for the period ended September 29, 1995, as amended by Form 10-Q/A (Amendment No. 1), and Current Reports on Form 8-K dated January 12, 1995, January 23, 1995, February 8, 1995, February 9, 1995, March 3, 1995, March 9, 1995, April 18, 1995, May 2, 1995, May 23, 1995,
July 18, 1995, July 21, 1995, August 1, 1995, August 2, 1995, September 19,
1995, October 17, 1995, November 2, 1995, and November 27, 1995 filed pursuant to Section 13 of the Exchange Act, are hereby incorporated by reference into this Prospectus.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the RP shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY (WITHOUT EXHIBITS OTHER THAN EXHIBITS SPECIFICALLY INCORPORATED BY REFERENCE) OF ANY OR ALL DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO MR. GREGORY T. RUSSO, SECRETARY, MERRILL LYNCH & CO., INC., 100 CHURCH STREET, 12TH FLOOR, NEW YORK, NEW YORK 10080-6512; TELEPHONE NUMBER (212) 602-8435.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF AN OFFER TO BUY FROM, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           MERRILL LYNCH & CO., INC.

     Merrill Lynch & Co., Inc. is a holding company that, through its subsidiaries and affiliates, provides investment, financing, insurance, and related services on a global basis. Its principal subsidiary, MLPF&S, one of the largest securities firms in the world, is a leading broker in securities, options contracts, and commodity and financial futures contracts; a leading dealer in options and in corporate and municipal securities; a leading investment banking firm that provides advice to, and raises capital for, its clients; and an underwriter of selected insurance products. Other subsidiaries provide financial services on a global basis similar to those of MLPF&S and are engaged in such other activities as international banking, lending, and providing other investment and financing services. Merrill Lynch International Incorporated, through subsidiaries and affiliates, provides investment, financing, and related services outside the United States and Canada. Merrill Lynch Government Securities Inc. is a primary dealer in obligations issued or guaranteed by the U.S. Government and by Federal agencies or instrumentalities. Merrill Lynch Capital Services, Inc., Merrill Lynch Derivative Products, Inc., and Merrill Lynch Capital Markets PLC are the Company's primary derivative product dealers and enter into interest rate and currency swaps and other derivative transactions as intermediaries and as principals. Merrill Lynch Asset Management, L.P., with its related affiliates, is one of the largest mutual fund managers in the world and provides investment advisory services. The Company's insurance underwriting operations consist of the underwriting of life insurance and annuity products. Banking, trust, and mortgage lending operations conducted through subsidiaries of the Company include issuing certificates of deposit, offering money market deposit accounts, making secured loans, and providing foreign exchange facilities and other related services.

     The principal executive office of the Company is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; its telephone number is (212) 449-1000.


RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                                         NINE MONTHS
                                YEAR ENDED LAST FRIDAY IN DECEMBER           ENDED
                               1990    1991    1992     1993    1994   SEPTEMBER 29, 1995
                               ----    ----    ----     ----    ----   ------------------
Ratio of earnings to combined
fixed charges and preferred
stock dividend requirements      1.1     1.2     1.3      1.4     1.2          1.2

     For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividend requirements, "earnings" consists of earnings from continuing operations before income taxes and fixed charges. "Fixed charges" consists of interest costs, that portion of rentals estimated to be representative of the interest factor, amortization of debt expense and preferred stock dividend requirements of majority-owned subsidiaries.

                               DESCRIPTION OF RP


     The following is a brief description of the terms and provisions of the shares of RP. This description does not purport to be complete and is subject to and qualified by reference to the Certificate of Designation. A copy of the form of Certificate of Designation is filed as an Exhibit to the Registration Statement of which this Prospectus is a part and may be inspected, and copies thereof may be obtained, as described under "Available Information," and also may be obtained from the Company on request. Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Glossary immediately preceding the Appendices hereto.

GENERAL

     At September 29, 1995, the Company's authorized capital stock consisted of 500,000,000 shares of common stock, par value $1.33 1/3 per share (the "Common Stock"), and 25,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). The Company's Stockholder Rights Plan provides for the distribution of preferred purchase rights ("Rights") to holders of Common Stock upon an announcement of an acquisition of a specified percentage of the outstanding shares of Common Stock by a person or group or the commencement of a tender or exchange offer for a specified percentage of outstanding shares of Common Stock. The Rights entitle the holder to purchase fractions of a share of Series A Junior Preferred Stock, par value $1.00.

     The Board of Directors of the Company has the authority, without approval of the stockholders, to issue shares of Preferred Stock from time to time in one or more series and to fix the number of shares and the rights, preferences, privileges, qualifications, restrictions and limitations of each series. The Preferred Stock ranks prior to the Common Stock and any other stock of the Company that is expressly made junior to the Preferred Stock as to the payment of dividends and distribution of assets upon dissolution, liquidation or winding up of the Company. As of September 29, 1995, there were 3,000 shares of Preferred Stock issued as RP of which 1,938 shares were outstanding, and 42,500 shares of Preferred Stock issued as 9% Cumulative Preferred Stock, Series A (the "9% Preferred Stock") represented by 17,000,000 Depositary Shares. As of September 29, 1995, MLPF&S held approximately 160,400 Depository Shares in connection with its market-making transactions in the Depositary Shares. The 9% Preferred Stock and RP have dividend and liquidation preference over the Common Stock and over the Series A Junior Preferred Stock issuable pursuant to the Rights Agreement.

     The shares of RP are fully paid and nonassessable, are not convertible into Common Stock or other capital stock of the Company and have no preemptive rights. The shares of RP are not subject to any sinking fund but are redeemable under the circumstances described under "Redemption."

     Citibank, N.A., is the Paying Agent for the shares of RP. The Paying Agent's duties include sending notice of any redemption in whole of shares of RP to the Securities Depository and to the holders of shares of RP and performing such other duties as the Certificate of Designation or the Paying Agent Agreement provides.

     The Company may in the future propose amendments to the Certificate of Designation to provide that dividends, redemption prices, liquidation preferences and/or prices per share at which Remarketings will be conducted with respect to shares of RP may be expressed or fixed in terms of any currency, currencies and/or composites of currencies (such as the European Currency Unit).

DIVIDENDS

     General. The Certificate of Designation provides that holders of shares of RP are entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, cumulative cash dividends, except as described below, at the Applicable Dividend Rate or Rates for the applicable Dividend Periods, payable on the applicable Dividend Payment Dates and set by the Remarketing Agents in accordance with the remarketing procedures described under "Remarketing." See "Remarketing--Determination of Applicable Dividend Rates."

     Non-Payment Period; Late Charge.  In the event that the Company fails to
(i) declare, prior to 12:00 noon, New York City time, on any Dividend Payment Date, for payment on or within three Business Days after such Dividend Payment Date to the persons who held shares of RP as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date, the full amount of any dividend on any shares of RP payable on such Dividend Payment Date or (ii) deposit, irrevocably in trust, in same-day funds, with the Paying Agent by 12:00 noon, New York City time, (A) on or within three Business Days after any Dividend Payment Date the full amount of any dividend (whether or not earned or declared) payable on such Dividend Payment Date or (B) on or within three Business Days after any redemption date, the redemption price of any shares of RP to be redeemed on such redemption date plus the full amount of any dividends thereon (whether or not earned or declared) accumulated to but unpaid through such redemption date after a Notice of Redemption with respect to such shares of RP has been given pursuant to the Certificate of Designation, a Non-Payment Period shall commence. Such Non-Payment Period shall consist of the period commencing on and including the aforementioned Dividend Payment Date or redemption date, as the case may be and ending on and including the Business Day on which, by 12:00 noon, New York City time, all unpaid dividends and unpaid redemption prices shall have been so deposited or shall have otherwise been made available to holders in same-day funds; provided that a Non-Payment Period shall not end during the first seven days thereof unless the Company shall have given at least three days' written notice to the

Paying Agent, the Remarketing Agents and the Securities Depository and thereafter shall not end unless the Company shall have given at least 14 days' written notice to the Paying Agent, the Remarketing Agents, the Securities Depository and all holders. During a Non-Payment Period, (i) the Applicable Dividend Rate for each Dividend Period commencing during a Non-Payment Period shall be equal to the rate set forth in the applicable Prospectus Supplement,
(ii) any share of RP for which an Optional Dividend Period of more than 98 days or Special Dividend Period of more than 98 days would otherwise be in effect for the Dividend Period commencing on the Dividend Payment Date first referred to in this sentence shall have, instead, a 7-day Dividend Period and (iii) each Dividend Period commencing after the first day of, and during, a Non-Payment Period shall be a 49-day Dividend Period. Any amount of such dividend (if, prior to 12:00 noon, New York City time, on any Dividend Payment Date, the Company has declared such dividend payable on or within three Business Days after such Dividend Payment Date to the persons who held shares of RP as of 12:00 noon, New York City time, on the Business Day preceding such Dividend Payment Date) or redemption price not paid to such persons when due but paid to such persons in the same fashion by 12:00 noon, New York City time, on any of the first three Business Days after such due date shall incur a late charge to be paid therewith to such persons and calculated for such period of non-payment at the rate set forth under "Remarketing--Determination of Applicable Dividend Rates" applied to the amount of such non-payment. For the purposes of the foregoing, payment to a person in same-day funds on any Business Day at any time shall be considered equivalent to payment to that person in New York Clearing House (next-day) funds at the same time on the preceding Business Day, and any payment made after 12:00 noon, New York City time, on any Business Day, shall be considered to have been made instead in the same fashion and to the same person before 12:00 noon, New York City time, on the next Business Day.

     Dividend Periods. Dividends for each Dividend Period are payable, when, as and if declared, on each Dividend Payment Date for such share, subject to certain exceptions. A 7-day Dividend Period or 49-day Dividend Period (or Optional Dividend Period if made available, or Special Dividend Period if designated, by the Board of Directors as described herein) with respect to each share of RP shall commence on each (but not the last) Dividend Payment Date for such share (which, except during a Non-Payment Period, shall be a Settlement Date for such share). Each such Dividend Period will comprise, beginning with and including the day upon which it commences, seven consecutive days in the case of a 7-day Dividend Period; 49 consecutive days (or such other number of consecutive days as specified by the Board of Directors in the event of a change in law altering the Minimum Holding Period, as provided herein) in the case of a 49-day Dividend Period; or such number of consecutive days as shall be designated by the Board of Directors in the case of any Optional Dividend Period or Special Dividend Period at the time such Optional Dividend Period is made available or the Board of Directors designates a Special Dividend Period, as the case may be. Notwithstanding the foregoing, any adjustment of the remarketing schedule by the Remarketing Agents which includes an adjustment of a Settlement Date will lengthen or shorten Dividend Periods by causing them always to end on and include the day before the Settlement Date as so adjusted.

     Except during a Non-Payment Period, at the end of each Dividend Period applicable to a share of RP, (i) the holder of each share of RP that is not tendering such share of RP may, unless the Board of Directors has designated a Special Dividend Period commencing on the Settlement Date next following such Tender Date, elect to hold such share of RP for a 7-day Dividend Period, a 49-day Dividend Period or any available Optional Dividend Period; provided, however, that in the event that (a) such holder of RP elects an available Optional Dividend Period of more than 98 days or the Board of Directors has designated the next succeeding Dividend Period as a Special Dividend Period of more than 98 days with respect to such share and (b) there is no Remarketing Agent, MLPF&S is the sole Remarketing Agent at a time when it is prohibited from acting as such, none of the Remarketing Agents conducts a Remarketing or the Remarketing Agents are unable to remarket in the Remarketing on the Dividend Reset Date following such Tender Date all shares of RP tendered to them at a price of $100,000 per share, then the Dividend Period in respect of such share will be a 7-day Dividend Period and the Applicable Dividend Rate will be the Maximum Dividend Rate for a 7-day Dividend Period; (ii) the holder of each share of RP that fails to tender or to make such election at the end of a Dividend Period will continue to hold such share at the Applicable Dividend Rate determined in such Remarketing for a Dividend Period of the same type as the prior Dividend Period for such shares; provided, however, that (a) if such previous Dividend Period was an Optional Dividend Period of 98 or fewer days which is not then available, such holder shall hold such share for a 7-day Dividend Period, (b) in the event that such previous Dividend Period was an Optional Dividend Period of 98 or fewer days which is then available and the circumstances specified in clause (i)(b) above apply, such holder shall hold such share for a 7-day Dividend Period and the Applicable Dividend Rate will be the applicable Maximum Dividend Rate for a 7-day Dividend Period and (c) if such previous Dividend Period was an Optional Dividend Period of more than 98 days or a Special Dividend Period, or the succeeding Dividend Period has been designated by the Board of Directors as a Special Dividend Period, then holders of shares of RP that fail to tender or make an election at the end of such Dividend Period shall be deemed to have elected to tender such shares; (iii) the holder of each share of RP that is tendered (or deemed tendered) but not sold in such Remarketing will hold such share at the applicable Maximum Dividend Rate for a 7-day Dividend Period; and (iv) the next Dividend Period for each share of RP purchased in a Remarketing shall be a Dividend Period of the type elected by the purchaser of such share in such Remarketing or the Special Dividend Period designated by the Board of Directors with respect to such share, as the case may be, at the Applicable Dividend Rate therefor, except that, under the circumstances specified in clause (i)(b) above, no purchaser will be permitted in such Remarketing to acquire shares having an Optional Dividend Period of more than 98 days or a Special Dividend Period of more than 98 days.

     Notwithstanding the foregoing, in the event of a change in law altering the Minimum Holding Period, the Board of Directors may increase or decrease the period of time between Dividend Payment Dates so as to adjust uniformly the number of days in all 49-day Dividend Periods commencing after the date of such change in law to equal or exceed the then current Minimum Holding Period; provided that the number of days as so adjusted shall not exceed 98 and shall be evenly divisible by seven (except as required from time to time by adjustments in the remarketing schedule as described herein). Upon any such adjustment by the Board of Directors, the Company will notify the Remarketing Agents and the Paying Agent, and the Paying Agent will in turn notify the Securities Depository and, if there is no Securities Depository, the holders of all shares of RP of such adjustment. During a Non-Payment Period, the Company will also notify the holders of shares of RP directly of such adjustment.

     Optional Dividend Periods. Except during a Non-Payment Period, the Board of Directors may at any time and from time to time institute one or more Optional Dividend Periods with such number of days as the Board of Directors shall specify; provided that (i) in respect of any Optional Dividend Period of more than 98 days, the Board of Directors shall also determine a Maximum Dividend Rate or Rates in respect of such period, as described under "Remarketing--Determination of Applicable Dividend Rates," which rate or rates, as determined from time to time by formula or other means, may be fixed or variable and (ii) in respect of any Optional Dividend Period of 365 or more days, the Remarketing Agents may establish Specific Redemption Provisions as described under "Redemption" below. Any designation of any type of Optional Dividend Period shall be effective after seven days' written notice thereof and, if applicable, of the Maximum Dividend Rate or Rates and Specific Redemption Provisions, if any, in respect thereof shall have been given to the Remarketing Agents, the Paying Agent and the Securities Depository. The Company also will publish promptly notice of any designation of a specified Optional Dividend Period, and Maximum Dividend Rate or Rates and Specific Redemption Periods, if any, at least once in an Authorized Newspaper, but the failure so to publish such notice will not affect the validity or effectiveness of any such designation or determination. After the designation of any type of Optional Dividend Period by the Board of Directors becomes elective, an Optional Dividend Period of such type will commence on each Settlement Date and continue until rescinded by the Board of Directors which rescission will be effective after seven days' written notice thereof shall have been given to the Remarketing Agents, the Paying Agent, the Securities Depository and the holders of shares of RP. The rescission or existence of any Optional Dividend Period will not affect any current Dividend Period or prevent the Company from establishing other Optional Dividend Periods of similar duration or in any way restrict the Maximum Dividend Rate or Rates or Specific Redemption Provision; which may be designated in connection with any other Optional Dividend Period.

     Special Dividend Periods. The Board of Directors may at any time designate a subsequent Dividend Period, with respect to all shares of RP that will be eligible for Tender and Dividend Reset on the Tender Date next preceding the commencement of such Dividend Period, as a Special Dividend Period with such number of days as the Board of Directors shall specify; provided, however, that
(i) written notice of any such designation, of the Maximum Dividend Rate or Rates, if applicable, and Specific Redemption Provisions, if applicable, in respect thereof and of the consequences of failure to tender, or to elect to hold, shares must be given at least seven days prior to such Tender Date to the Remarketing Agents, the Paying Agent, the Securities Depository and the holders of shares of RP which are to be subject to such Special Dividend Period; (ii) no Special Dividend Period may commence for any share of RP during a Non-Payment Period; (iii) if such Special Dividend Period contains 365 or more days, the shares of RP subject to such Special Dividend Period shall have an aggregate liquidation preference (exclusive of accumulated but unpaid dividends) of at least $35,000,000, and the shares, if any, of RP not subject to such Special Dividend Period or any other Special Dividend Period shall have an aggregate liquidation preference (exclusive of accumulated but unpaid dividends) of at least $35,000,000; (iv) in respect of any Special Dividend Period of more than 98 days, the Board of Directors shall also determine a Maximum Dividend Rate or Rates in respect of such Dividend Period, as described under "Remarketing-- Determination of Applicable Dividend Rates," which rate or rates, as determined from time to time by formula or other means, may be fixed or variable; and (v) in respect of any Special Dividend Period of 365 or more days, the Remarketing Agents may establish Specific Redemption Provisions as described under "Redemption" below. The existence or rescission of any Special Dividend Period shall not affect any current Dividend Period or prevent the Company from establishing other Special Dividend Periods of similar duration or in any way restrict the Maximum Dividend Rate or Rates or Specific Redemption Provisions which may be designated in connection with any other Special Dividend Period.

     If the Remarketing Agents are unable to remarket sufficient shares of RP at the commencement of a Special Dividend Period to satisfy the requirement described in clause (iii) of the preceding paragraph, then the Dividend Period in respect of any share of RP which otherwise would have been subject to such Special Dividend Period will be a 7-day Dividend Period, and an Applicable Dividend Rate will be set by the Remarketing Agents in accordance with the remarketing procedures.

     Dividend Payment Dates. Dividends on each share of RP will accumulate from the Date of Original Issue thereof and be payable when, as and if declared by the Board of Directors on the applicable Dividend Payment Dates. The Dividend Payment Dates will be: (i) with respect to any Optional Dividend Period or Special Dividend Period of more than 91 and fewer than 365 days, the 92nd day thereof, the 183rd day thereof, if any, the 274th day thereof, if any, and the day next succeeding the last day thereof; (ii) with respect to any Optional Dividend Period of 365 or more days or Special Dividend Period of 365 or more days, the third Monday of each January, April, July and October therein and the day next succeeding the last day thereof and (iii) with respect to any other Dividend Period, the day next succeeding the last day thereof. Notwithstanding the foregoing, if any such date shall not be a Business Day, the Dividend Payment Date will be the Business Day next succeeding such day, except for the purpose of determining the length of a Dividend Period.

     Dividend Payments. Each dividend will be paid to the Securities Depository (or its nominee) if it is the record owner of all shares of RP. The Securities Depository will credit the accounts of the Agent Members of the beneficial owners of RP in accordance with the Securities Depository's normal procedures. Each Agent Member will be responsible for holding or disbursing such payments to the beneficial owners of the shares of RP for which it is acting in accordance with the instructions of such beneficial owners. If neither the Securities Depository nor its nominee is the record owner of a share of RP, each dividend shall be paid in same-day funds directly to the record owner thereof in accordance with the instructions of such owner. Dividends on any share in arrears with respect to any past Dividend Payment Date may be declared and paid at any time, without reference to any regular Dividend Payment Date, to the holder thereof on a date not exceeding five Business Days preceding the payment thereof as may be fixed by the Board of Directors. Any dividend payment made on shares of RP will first be credited against the dividends accumulated but unpaid with respect to the earliest Dividend Payment Date on which dividends were not paid. Holders of shares of RP are not entitled to any dividends on shares of RP, whether payable in cash, property or stock, in excess of full cumulative dividends thereon. Except for the late charge specified under "Dividends-- General" above, holders of shares of RP will not be entitled to any interest or other additional amount on any dividend payment on the shares of RP which may be in arrears.

     The amount of dividends for each share of RP payable on each Dividend Payment Date in respect of a 7-day Dividend Period, 49-day Dividend Period or any Optional Dividend Period of fewer than 365 days or Special Dividend Period of fewer than 365 days will be computed by multiplying the Applicable Dividend Rate in effect with respect to dividends payable on such share on such Dividend Payment Date by a fraction the numerator of which shall be the number of days such share was outstanding from and including the Date of Original Issue or the preceding Dividend Payment Date, as the case may be, and including the last day of such Dividend Period and the denominator of which shall be 360, and then multiplying the percentage so obtained by $100,000. The amount of dividends for each share of RP payable on each Dividend Payment Date in respect of an Optional Dividend Period of 365 or more days or a Special Dividend Period of 365 or more days will be computed on the basis of a 360-day year of twelve 30-day months.

     So long as any shares of RP are outstanding, no dividend or other distribution (other than dividends in Common Stock) may be declared, paid, set aside for payment or made upon the Common Stock, or any other class or series of stock of the Company ranking junior to the RP, nor may any Common Stock or shares of any other class of stock of the Company ranking junior to the RP be redeemed, purchased or otherwise acquired for any consideration by the Company, unless, in any case, full cumulative dividends on all shares of RP then outstanding shall have been declared through the most recently ended Dividend Period with respect thereto and paid or set aside for payment.

     Under Delaware law, dividends may only be paid out of surplus (as defined in the General Corporation Laws of the State of Delaware) or, in case there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. No corporation may pay any dividend if it is insolvent or would thereby be made insolvent.


REDEMPTION

     Upon giving a Notice of Redemption, as provided below, the Company at its option may redeem shares of RP, in whole or in part, on the next succeeding scheduled Dividend Payment Date applicable to those shares of RP called for redemption, out of funds legally available therefor, at a redemption price per share of $100,000 plus the premium, if any, resulting from the designation of a Premium Call Period, plus an amount equal to dividends thereon (whether or not earned or declared) accumulated to but unpaid through the date fixed for redemption; provided, however, that no share of RP may be redeemed on any Dividend Payment Date (i) during a Non-Call Period to which it is subject or
(ii) if such share is subject to any Optional Dividend Period or Special Dividend Period containing at least as many days as the then Minimum Holding Period at the time such Optional Dividend Period or Special Dividend Period was selected if a redemption at such time would have the effect that a holder who purchased such share in the preceding Remarketing therefor would not satisfy such Minimum Holding Period solely by reason of such redemption, but such share will instead be redeemed on a date specified by the Board of Directors at least five days in advance thereof when such condition will no longer apply, but in no event later than the next succeeding Dividend Payment Date upon which such holder would not fail to satisfy such Minimum Holding Period solely by reason of such redemption.

     At least two Business Days prior to sending written notice of an Optional Dividend Period of 365 or more days or a Special Dividend Period of 365 or more days as described above under "Dividends--Optional Dividend Periods" and "-- Special Dividend Periods," the Company will notify the Remarketing Agents of the duration of the proposed Dividend Period. The Remarketing Agents may designate Specific Redemption Provisions with respect to such proposed Dividend Period by notifying the Company of Specific Redemption Provisions for such proposed Dividend Period prior to the close of business on the Business Day following receipt of such notice. In establishing Specific Redemption Provisions, the Remarketing Agents will (i) take into account current market conditions and analogous provisions contained in recently issued comparable debt, and equity securities with maturities or dividend periods, as the case may be, similar in duration to that of the proposed Dividend Period and (ii) establish Specific Redemption Provisions which will enable the Remarking Agents to remarket on behalf of the holders thereof shares tendered to the Remarketing Agents in the next Remarketing at a price of $100,000 per share, provided that (x) with respect to Specific Redemption Provisions for a Dividend Period of two years or less, there shall be a Non-Call Period of at least one year, and (y) with respect to Specific Redemption Provisions for a Dividend Period of more than two years, there shall be a Non-Call Period of at least one year and there shall be a Premium Call Period of at least one year.

     Shares of RP, the holders of which shall have been given Notice of Redemption, shall not be subject to transfer outside of a Remarketing.

     Allocation. If fewer than all the outstanding shares of RP are to be redeemed, the number of shares of RP to be so redeemed will be determined by the Board of Directors, and the Company will give a Notice of Redemption. Unless certificates representing shares of RP are held by holders other than the Securities Depository or its nominee, the Paying Agent will then determine the number of shares of RP to be redeemed pro rata from each current Dividend Period; provided, however, that no share of RP will be redeemed on any Dividend Payment Date (i) during a Non-Call Period to which it is subject or (ii) if such share is subject to any current Optional Dividend Period or Special Dividend Period containing at least as many days as the then Minimum Holding Period at the time such Optional Dividend Period or Special Dividend Period was selected if a redemption at such time would have the effect that a holder who purchased such shares in the preceding Remarketing therefor would not satisfy such Minimum Holding Period solely by reason of such redemption. The Paying Agent will give notice of such determination to the Securities Depository, and the Securities Depository will then determine by lot on a Dividend Period basis the number of shares of RP to be redeemed from the account of each Agent Member (which may include an Agent Member holding shares for its own account, including the Remarketing Agents) and give notice of such determination to the Paying Agent. The Paying Agent, upon receipt of such notice, will in turn determine by lot the number of shares of RP from each Dividend Period to be redeemed from the accounts of the holders of the shares of RP whose Agent Members have been selected by the Securities Depository. In doing so, the Paying Agent may determine that shares of RP will be redeemed from the accounts of some holders, which may include the Remarketing Agents, without shares of RP being redeemed from the accounts of other holders. Notwithstanding the foregoing, if the redemption is to take place during a Non-Payment Period or there is no Securities Depository, the particular shares to be redeemed will be selected by the Board of Directors pro rata from among current Dividend Periods and by lot from among shares within each current Dividend Period.

     Notice of Redemption. Any Notice of Redemption will be given by the Company to the Paying Agent, the Securities Depository (and any other registered holder of shares of RP) and the Remarketing Agents, by telephone, not later than 3:00 p.m. New York City time (and later confirmed in writing) on (i) the Settlement Date in the case of a partial redemption of the shares of RP, (ii) the Tender Date in the case of a redemption in whole of the shares of RP or
(iii) during a Non-Payment Period, the later of the Dividend Payment Date and the seventh day in each case prior to the earliest date upon which any such redemption will occur. In the case of a partial redemption of the shares of RP eligible for redemption, the Remarketing Agents will use reasonable efforts to provide telephonic notice to each holder of shares of RP called for redemption not later than the close of business on the Business Day on which the Remarketing Agents receive notice from the Paying Agent of the Securities Depository's determination of the Agent Members from which shares are to be redeemed and the Paying Agent's determination of the number of shares of RP from each Dividend Period to be redeemed, both as described above (or, during a Non-Payment Period, not later than the close of business on the Business Day immediately following the day on which the Remarketing Agents receive a Notice of Redemption from the Company). In the case of a redemption in whole of the shares of RP eligible for redemption, the Paying Agent will use reasonable efforts to provide telephonic notice to each holder of shares of RP not later than the close of business on the Business Day immediately following the day on which it receives a Notice of Redemption from the Company. In any such case, such telephonic notice will be confirmed promptly in writing not later than the close of business on the third Business Day preceding the redemption date by notice sent by the Remarketing Agents or the Paying Agent, as the case may be, to each holder of record of shares of RP called for redemption, the Paying Agent or the Remarketing Agents, as the case may be, and the Securities Depository.

     Every Notice of Redemption and other redemption notice will state: (a) the redemption date, (b) the number of shares of RP to be redeemed, (c) the redemption price and (d) the dividends on the shares of RP to be redeemed will cease to accumulate as of such redemption date. No defect in the Notice of Redemption or other redemption notice or in the transmittal or the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law. The Paying Agent will use reasonable efforts to cause the publication of a redemption notice in an Authorized Newspaper within two Business Days of the date of the Notice of Redemption, but failure so to publish such notification shall not affect the validity or the effectiveness of any such redemption proceedings.

     Other Redemption Procedures. To the extent that any redemption for which Notice of Redemption has been given is not made by reason of the absence of legally available funds therefor, such redemption shall be made as soon as practicable to the extent such funds become available. Failure to redeem shares of RP shall be deemed to exist any time after the date specified for redemption in a Notice of Redemption when the Company shall have failed, for any reason whatsoever, to deposit funds with the Paying Agent with respect to any shares for which such Notice of Redemption has been given. Notwithstanding the fact that the Company may not have redeemed shares of RP for which a Notice of Redemption has been given, dividends may be declared and paid on shares to RP and shall include those shares of RP for which a Notice of Redemption has been given.

     Upon the deposit with the Paying Agent of funds sufficient to redeem the shares of RP and the giving of a Notice of Redemption, all rights of the holders of the shares of RP so called for redemption will cease and terminate, except the right of the holders thereof to receive the redemption price thereof plus accumulated but unpaid dividends through the redemption date, but without any interest or other additional amount (except for the late charge described above under "Dividends--General"), and such shares will no longer be deemed outstanding for any purpose. The Company will be entitled to receive from the Paying Agent, promptly after the date fixed for redemption, any cash deposited with the Paying Agent as aforesaid in excess of the sum of (i) the aggregate redemption price of the shares of RP called for redemption on such date and (ii) all other amounts to which holders of shares of RP called for redemption may be entitled. Any funds so deposited that are unclaimed at the end of 90 days from such redemption date will, to the extent permitted by law, be repaid to the Company after which time the holders of shares of RP so called for redemption will look only to the Company for payment of the redemption price and all other amounts to which they may be entitled. The Company will be entitled to receive, from time to time after the date fixed for redemption, any interest on the funds so deposited.

     Notwithstanding the foregoing, (i) no share of RP may be redeemed unless the full amount of accumulated and unpaid dividends to the date fixed for redemption for each share of RP called for redemption shall have been declared, and (ii) no share of RP may be redeemed unless all outstanding shares of RP are simultaneously redeemed, nor may any shares of RP be purchased or otherwise acquired by the Company except in accordance with a purchase offer made on substantially equivalent terms by the Company for all outstanding shares of RP, unless, in each such instance, dividends on all outstanding shares of RP through their most recently ended respective Dividend Periods (or, if such transaction is on a Dividend Payment Date, through the Dividend Period ending on such Dividend Payment Date) shall have been paid or shall have been declared and sufficient funds for the payment thereof deposited with the Paying Agent.

     Except as described above with respect to redemptions, nothing contained in the Certificate of Designation limits any legal right of the Company or any affiliate of the Company to purchase or otherwise acquire any shares of RP at any price.

     Shares of RP that have been redeemed or otherwise acquired by the Company or any affiliate thereof may be resold. The Company also has the right to arrange for others to purchase from the holders thereof shares of RP which are to be redeemed as described above.

     In the event a purchaser of shares of RP does not initially select a Dividend Period containing more than 45 days (or such other number of days as may be necessary to satisfy the Minimum Holding Period), a redemption may occur with respect to such shares of RP before they have been held by such purchaser for the Minimum Holding Period.

     The Remarketing Agents may, after consultation with the Company, unless reasonably objected to by the Company, modify the procedures concerning notification of redemption set forth above so long as any such modification does not adversely affect the holders of the shares of RP and, provided further, that no such modification which affects the rights, duties or obligations of the Paying Agent (other than modifications which relieve the Paying Agent of any duty or obligation) shall bind the Paying Agent without its prior written consent.


LIQUIDATION

     Upon a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of RP then outstanding will be entitled, whether from capital or surplus, before any assets of the Company shall be distributed among or paid over to the holders of the Common Stock or any other class of stock of the Company junior to the RP as to liquidation payments, to be paid an amount equal to the liquidation preference with respect to such shares of RP. The liquidation preference for shares of RP is $100,000 per share plus an amount equal to all dividends thereon (whether or not earned or declared) accumulated to but unpaid through the date of final distribution. After any such payment, the holders of shares of RP will not be entitled to any further participation in any distribution of assets of the Company If, upon any such liquidation, dissolution or winding up of the Company, the assets of the Company shall be insufficient to make such full payments to the holders of shares of RP and to the holders of any preferred stock ranking, as to liquidation, dissolution or winding up, on a parity with the RP, then such asset shall be distributed pro rata among the holders of shares of RP and any other such preferred stock.

     Neither the sale, lease or exchange (for cash, shares of stock, securities or other consideration) of all or any part of the property and assets of the Company, nor the consolidation or the merger of any other corporation with or into the Company nor a reorganization of the Company will be deemed to be a dissolution, liquidation or winding up of the Company.


VOTING RIGHTS

     Holders of RP will not have any voting rights except as set forth below or as otherwise required by applicable law.

     So long as any shares of RP remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of RP outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as one class with holders of all other series of Preferred Stock that rank on a parity with the RP either as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable): (i) authorize, create or issue, or increase the authorized or issued amount, of any class or series of stock ranking prior to the RP with respect to payment of dividends or the distribution of assets on liquidation or (ii) amend, alter or repeal the provisions of the resolutions contained in the Certificate of Designation, whether by merger, consolidation or otherwise, so as to affect materially and adversely any right, preference, privilege or voting power of such shares of RP or the holders thereof. In the limited circumstances described above, holders of shares of RP will be entitled to 4,000 votes per share.

     The voting provisions described above will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of RP shall have been redeemed or notice of such redemption shall have been given and sufficient funds shall have been deposited in trust to effect such redemption.


                                  REMARKETING


GENERAL

     The Certificate of Designation provides that the Applicable Dividend Rate per annum for each share of RP for each Dividend Period after the Initial Dividend Period (i) will be equal to the rate per annum that the Remarketing Agents advise results on the Dividend Reset Date preceding the first day of such Dividend Period from implementation of the remarketing procedures set forth in the Certificate of Designation or (ii) during a Non-Payment Period, will be equal to a rate specified under "Determination of Applicable Dividend Rates." During a Non-Payment Period, each Dividend Period commencing after the first day thereof will be a 49-day Dividend Period, the shares of RP will not be subject to Tender and Dividend Reset and the holders of shares of RP will not be able to tender their shares in a Remarketing. See "Description of RP--General" and "-- Dividends."

     Pursuant to a Paying Agent Agreement between the Company and Citibank, N.A., the Paying Agent (i) will act as transfer agent, registrar, dividend and redemption price disbursing agent, settlement agent and agent for certain notifications with respect to the shares of RP and (ii) will carry out certain other procedures provided in the Certificate of Designation and Paying Agent Agreement. See "Description of RP--Redemption."

REMARKETING SCHEDULE

     Each Remarketing will take place over a three Business Day period consisting of the Tender Date (normally a Friday), the Dividend Reset Date (normally a Monday) and the Settlement Date (normally a Tuesday).

     If the following days of a particular week are not Business Days, the normal remarketing schedule will be adjusted as follows: (i) if Tuesday is not a Business Day, the Settlement Date which would have fallen on such Tuesday will instead fall on the following Wednesday; (ii) if Wednesday is not a Business Day, the Tender Date, Dividend Reset Date and Settlement Date which would have otherwise fallen on the preceding Friday, Monday and Tuesday, respectively, will instead fall on the preceding Thursday, Friday and Monday, respectively; (iii) if Friday is not a Business Day, the Tender Date which would have otherwise fallen on such Friday will instead fall on the preceding Thursday; and (iv) if Monday is not a Business Day, the Dividend Reset Date and Settlement Date which would have otherwise fallen on such Monday and the following Tuesday, respectively, will instead fall on the following Tuesday and Wednesday, respectively. If Optional Dividend Periods or Special Dividend Periods having a number of days that is not an integral multiple of seven so require, or if a 49-day Dividend Period would, as a result of the application of the foregoing, contain fewer days than the Minimum Holding Period, or if there are fewer than four Business Days in any 7-day period, such that none of the foregoing clauses can be given effect with beneficial owners of RP whose shares have been sold in a Remarketing receiving same-day funds for the price thereof on the day following the Settlement Date (because the Tender Date, the Dividend Reset Date, the Settlement Date or the day following the Settlement Date would fall on a day which is not a Business Day), the Remarketing Agents will in their sole discretion adjust the remarketing schedule as appropriate. If the procedures of the Securities Depository are changed to provide for payment in same-day funds, the Remarketing Agents may, in their sole discretion, disregard the adjustment in the normal remarketing schedule described in clause (ii) of the preceding sentence.

     An example of the time sequence of the events in a normal remarketing schedule is provided in Appendix A hereto.

THE REMARKETING AGENTS

     The Remarketing Agents currently are MLPF&S; the First Boston Corporation; Goldman, Sachs & Co.; Lehman Brothers Inc.; Morgan Stanley & Co. Incorporated; and PaineWebber Incorporated. In accordance with Schedule E of the By-laws of the National Association of Securities Dealers, Inc. (the "NASD"), MLPF&S may not act as the sole Remarketing Agent unless the shares of RP are rated "baa3" or better by Moody's or BBB- or better by S&P or rated in a comparable category by another rating service acceptable to the NASD. The Company has entered into a Remarketing Agreement with the Remarketing Agents which provides, among other things, that the Remarketing Agents will follow certain procedures for remarketing as provided in the Certificate of Designation for the purpose of determining the Applicable Dividend Rate or Rates that will enable the Remarketing Agents to remarket shares of RP tendered to it at a price of $100,000 per share for a 7-day Dividend Period, for a 49-day Dividend Period and for any available Optional Dividend Period or Periods or designated Special Dividend Period, as determined by the Remarketing Agents. See "Determination of Applicable Dividend Rates." Each periodic operation of such procedures is referred to as a "Remarketing." Under certain circumstances, shares of RP tendered in a Remarketing may be purchased by the Remarketing Agents. See "Tender by Holders."

     For their services in determining the Applicable Dividend Rate or Rates and remarketing shares of RP, the Remarketing Agents receive a fee (payable in arrears on the first Settlement Date and on the same day in every seventh week thereafter, or the next Business Day if such day is not a Business Day) from the Company equal, in the aggregate, to 0.25 percent per annum of the weighted average aggregate liquidation preference (exclusive of accumulated but unpaid dividends) of the shares of RP outstanding during each 7-week period; provided, however, that if the Dividend Period with respect to any share is an Optional Dividend Period of 365 days or more or Special Dividend Period of 365 days or more, then during such Dividend Period such share will not be counted in determining the aforesaid 0.25 percent fee, and, with respect to such share, the Company instead will pay to the Remarketing Agents a fee, determined by mutual consent of the Company and the Remarketing Agents, based on the selling concession that would be applicable to an underwriting of a fixed or variable rate preferred stock issue with a similar adjustable dividend period at the commencement of such Dividend Period. The Remarketing Agents may pay to selected broker-dealers a pro rata portion of the 0.25 percent per annum fee and any fee for remarketing shares of RP into a Dividend Period of 365 days or more, both as described above, reflecting shares sold through such dealers to purchasers in Remarketings.

     The Company has agreed to indemnify the Remarketing Agents against certain liabilities, including liabilities under the Securities Act of 1933, arising out of or in connection with their duties under the Remarketing Agreement.

     Any Remarketing Agent may resign and be discharged from its duties under the Remarketing Agreement by giving 60 days' prior notice in writing to the Company, the Securities Depository, the Paying Agent and the other Remarketing Agents, and the Company may remove a Remarketing Agent, provided that the Company gives at least 60 days' prior notice to such Remarketing Agent, the Securities Depository, the Paying Agent and the other Remarketing Agents of such removal or appointment; provided, further, that, if (i) the resigning or removed Remarketing Agent shall then be the sole Remarketing Agent, (ii) MLPF&S would thereupon become the sole Remarketing Agent at a time when it is prohibited from acting as such or (iii) all other Remarketing Agents elect to resign or are removed within one week of delivery of such notice, then no such resignation or removal shall be effective until the Company shall have entered into an agreement with a successor Remarketing Agent to conduct Remarketings in accordance with the terms and conditions of the Certificate of Designation (which the Company has agreed to use its best efforts to do as soon as reasonably practicable). The successor Remarketing Agent must be a nationally recognized broker-dealer and, if clause (ii) is applicable, must also be a "qualified independent underwriter" pursuant to Schedule E of the By-laws of the NASD.

     The Remarketing Agents may also terminate the Remarketing Agreement or a Remarketing Agent may resign by giving notice in writing to the Company, the Securities Depository, the other Remarketing Agents, if any, and the Paying Agent if certain conditions have not been met or if any of the following events has occurred and has not been cured prior to the proposed date of such termination or resignation (in each case, for a period of 30 days after the Remarketing Agents have given notice thereof to the Company specifying the condition or event): (i) the rating of the shares of RP shall have been downgraded or withdrawn by a national rating service, the effect of which, in the opinion of the Remarketing Agents (or the resigning Remarketing Agent) is to affect materially and adversely the market price of the shares of RP or the ability of the Remarketing Agents (or the resigning Remarketing Agent) to remarket the shares of RP; (ii) all of the shares of RP shall have been called for redemption; or (iii) without the prior written consent of the Remarketing Agents (or the resigning Remarketing Agent), the Certificate of Designation, the By-laws of the Company or the Paying Agent Agreement shall have been amended in any manner that in the opinion of the Remarketing Agents (or the resigning Remarketing Agent) materially changes the nature of the shares of RP or the remarketing procedures.

     The Remarketing Agents are not obligated to set the Applicable Dividend Rate or Rates on the shares of RP or to remarket shares of RP during a Non-Payment Period as provided in the Certificate of Designation or at any time that any of the conditions noted in the second preceding paragraph or events set forth in clause (i), (ii) or (iii) of the immediately preceding paragraph have occurred.

     Any action to be taken by the Remarketing Agents may be taken jointly by the Remarketing Agents or, to the extent permitted by law and the By-laws of the NASD, by MLPF&S on behalf of all the Remarketing Agents. If there is only one Remarketing Agent, it will conduct the Remarketings alone, except that MLPF&S is not permitted to act as the sole Remarketing Agent if it is not then permitted to do so by Schedule E of the By-laws of the NASD.


RESTRICTIONS ON TRANSFER

     Master Purchaser's Letter. As a condition precedent to purchasing shares of RP in any offering, in any Remarketing or outside any Remarketing, each purchaser of shares of RP will be required to sign and deliver a copy of a letter, substantially in the form attached to this Prospectus as Appendix B (the "Master Purchaser's Letter"), the sufficiency of any Master Purchaser's Letter to be determined by the Remarketing Agents in their sole discretion, in which such purchaser will agree, among other things, (i) unless the Company has elected, during a Non-Payment Period, to waive this requirement, to have its ownership of such shares of RP maintained in book-entry form by the Securities Depository, initially DTC, in the account of a designated Agent Member which, in turn, will maintain records of such purchaser's beneficial ownership, (ii) to be conclusively bound by the remarketing procedures, including the Remarketing Agents' determination of the Applicable Dividend Rates and the applicable Dividend Periods pursuant to the remarketing procedures, (iii) to the payment of dividends at different rates to different holders of shares of RP depending on the type of Dividend Period selected by such holders, (iv) that its notice to tender shares of RP in a Remarketing will constitute an irrevocable offer, except as set forth in such Master Purchaser's Letter, to sell the shares specified in such notice and authorization to the Remarketing Agents to sell, transfer or otherwise dispose of such shares as set forth in the Certificate of Designation and (v) unless the Company shall have elected, during a Non-Payment Period, to waive this requirement, to sell, transfer or otherwise dispose of any share of RP held by it only pursuant to orders placed in a Remarketing or to a person that has signed and delivered a Master Purchaser's Letter as provided herein, and, in the case of any transfer other than pursuant to a Remarketing, to ensure that an Agent Member advises the Remarketing Agents of such transfer. The Agent Member will be authorized and instructed to disclose to the Remarketing Agents and/or the Paying Agent such information with respect to such purchaser's beneficial ownership as the Remarketing Agents or Paying Agent shall request.

     An execution copy of the Master Purchaser's Letter to be addressed to the Company, the Remarketing Agents, the Paying Agent and the Agent Member, to be delivered as provided in such copy, is included inside the back cover of this Prospectus. Execution and delivery of a Master Purchaser's Letter is not a commitment to purchase shares of RP in a Remarketing or otherwise but is a condition precedent to purchasing or owning shares of RP. In addition, acceptance of a Master Purchaser's Letter is not a guarantee that shares of RP will be available for purchase.

     Securities Depository. DTC acts as Securities Depository for the Agent Members with respect to shares of RP. An appropriate number of certificates for all of the shares of RP have been issued to the Securities Depository and registered in its name or the name of its nominee. Additional certificates may be issued as necessary to represent shares of RP having Optional Dividend Periods or Special Dividend Periods. All such certificates bear or will bear a legend to the effect that such certificates are issued subject to the provisions contained in the Certificate of Designation and in each Master Purchaser's Letter. Unless the Company shall have elected, during a Non-Payment Period, to waive this requirement, the Company will issue stop-transfer instructions to the Paying Agent for such shares of RP. So long as DTC is the Securities Depository, Cede will be the registered holder of all shares of RP and beneficial owners of shares of RP will not receive certificates representing their ownership interests in such shares. DTC, which is a New York-chartered limited purpose trust company, performs services for its participants (including the Agent Members), some of whom (and/or their representatives) own DTC. DTC maintains lists of its participants and will maintain the positions (ownership interests) held by each Agent Member in the shares of RP, whether as a holder for its own account or as a nominee for another holder.

     Secondary Market. In addition to their participation in the remarketing process, the Remarketing Agents have advised the Company that they intend to make a secondary market in the shares of RP. However, the Remarketing Agents have no obligation to do so, and there can be no assurance that a secondary market for the shares of RP will provide holders with liquidity of investment. If a Remarketing Agent purchases shares of RP in the secondary market or in a Remarketing, it may be in the position of owning shares of RP at the time it determines the Applicable Dividend Rate or Rates in a Remarketing and may tender its shares in a Remarketing. This Prospectus will be used by MLPF&S in connection with offers and sales related to market-making transactions in the shares of RP. Such sales will be made at prevailing market prices at the time of sale. MLPF&S may act as principal or agent in such transaction.


TENDER BY HOLDERS

     Each share of RP is subject to Tender and Dividend Reset only at the end of each Dividend Period applicable to such share. At the end of each 7-day Dividend Period, 49-day Dividend Period and Optional Dividend Period, if any, and Special Dividend Period, if any, thereafter, each holder of shares of RP subject to Tender and Dividend Reset can elect on a share-by-share basis to tender some or all of its shares of RP to a Remarketing Agent for remarketing at a price of $100,000 per share, or to hold some or all of its shares of RP and elect on a share-by-share basis a 7-day Dividend Period, a 49-day Dividend Period or, if available, a specific Optional Dividend Period, unless the Board of Directors has designated a Special Dividend Period which applies to such shares. However, in the event that (i) a holder shall on any Tender Date select an Optional Dividend Period, or the Dividend Period subsequent to such Tender Date is a Special Dividend Period, in either case, of more than 98 days and (ii) there is no Remarketing Agent, MLPF&S is the sole Remarketing Agent at a time when it is prohibited from acting as such, the Remarketing Agents are not required to conduct a Remarketing or the Remarketing Agents are unable to remarket in the Remarketing on the Dividend Reset Date following such Tender Date all shares of RP tendered to them at a price of $100,000 per share, then the next succeeding Dividend Period for such particular share or shares will be a 7-day Dividend Period, and the Applicable Dividend Rate will be the applicable Maximum Dividend Rate for a 7-day Dividend Period. Shares of RP may be tendered in a Remarketing only on the Tender Date immediately prior to the end of the current Dividend Period with respect thereto. By 12:00 noon, New York City time, on the Tender Date, the Remarketing Agents will, after canvassing the market and considering prevailing market conditions at the time for shares of RP and similar securities, provide to holders of shares of RP non-binding indications of Applicable Dividend Rates for the next succeeding 7-day Dividend Period, 49-day Dividend Period and any Optional Dividend Period or designated Special Dividend Period. THE ACTUAL APPLICABLE DIVIDEND RATES FOR SUCH DIVIDEND PERIODS MAY BE GREATER THAN OR LESS THAN THE RATES INDICATED IN SUCH NON-BINDING INDICATIONS (BUT NOT GREATER THAN THE APPLICABLE MAXIMUM DIVIDEND RATES) AND WILL NOT BE DETERMINED BY THE REMARKETING AGENTS UNTIL AFTER A HOLDER IS REQUIRED TO ELECT TO HOLD OR SELL ITS SHARES OF RP AND A NEW PURCHASER IS REQUIRED TO AGREE TO PURCHASE SHARES OF RP. See "Remarketing Schedule."

     By 1:00 p.m., New York City time, on such Tender Date, each holder of shares of RP subject to Tender and Dividend Reset, must notify a Remarketing Agent of its desire (on a share-by-share basis) either to tender such share at a price of $100,000 per share or to continue to hold such share for either a 7-day Dividend Period, a 49-day Dividend Period or a specific available Optional Dividend Period or, if applicable, accept a designated Special Dividend Period, at the new Applicable Dividend Rate for the selected or designated, as the case may be, Dividend Period. Holders and prospective purchasers may informally indicate to the Remarketing Agents their preferences for Applicable Dividend Rates. However, any notice given to a Remarketing Agent to tender or hold shares for a particular Dividend Period is irrevocable and may not be conditioned upon the level at which the Applicable Dividend Rate or Rates are established. Accordingly, the Applicable Dividend Rate or Rates may be greater than or less than any rate preferences indicated by holders and prospective purchasers of shares of RP. Any such notice may not be waived by the Remarketing Agents, except that prior to 4:00 p.m., New York City time, on the Dividend Reset Date, a Remarketing Agent may, in its sole discretion, (i) at the request of a holder that has tendered to such Remarketing Agent, contingently waive such holder's tender, and thereby enable such holder to continue to hold the share or shares in question for a 7-day Dividend Period, 49-day Dividend Period or available Optional Dividend Period or designated Special Dividend Period as agreed to by such holder and such Remarketing Agent at such time, so long as such tendering holder has indicated to such Remarketing Agent that it would accept the new Applicable Dividend Rate for such Dividend Period, such waiver to be contingent upon the Remarketing Agents' ability to remarket all shares of RP tendered in such Remarketing, and (ii) at the request of a holder that has elected to hold its shares of RP, waive such holder's election.

     When shares of RP are tendered for Remarketing, the Remarketing Agents will use their best efforts to remarket such tendered shares on behalf of the holders thereof, but there is no assurance that the Remarketing Agents will be able to remarket all shares of RP tendered. See "Allocation of Shares; Failure to Remarket at $100,000 Per Share." Each holder's right to tender shares of RP is limited to the extent that (i) the Remarketing Agents conduct a Remarketing pursuant to the terms of the Remarketing Agreement (see "Concerning the Remarketing Agents"), (ii) shares tendered have not been called for redemption and (iii) the Remarketing Agents are able to find purchasers for tendered shares of RP at the Applicable Dividend Rate or Rates for a 7-day Dividend Period, a 49-day Dividend Period or any Optional Dividend Period or Periods or Special Dividend Period not in excess of any applicable Maximum Dividend Rate or Rates. If the Remarketing Agents are unable to find purchasers for all shares of RP tendered, the shares to be sold in the Remarketing will be selected either pro rata or by lot from among all the tendered shares. See "Allocation of Shares; Failure to Remarket at $100,000 Per Share." Each purchase or sale will be made for settlement on the Settlement Date. See "Notification of Results; Settlement" and "Remarketing Schedule."

     Any share of RP which is not tendered by the holder thereof for any reason (other than because there is no Remarketing Agent, MLPF&S is the sole Remarketing Agent at a time when it is prohibited from acting as such or the Remarketing Agents are not required to conduct a Remarketing pursuant to the terms of the Remarketing Agreement) according to the tender provisions described above, and with respect to which no notice to hold has been given, will automatically accumulate dividends at the new Applicable Dividend Rate determined in the Remarketing for a Dividend Period of the same type as the prior Dividend Period for such share and will be subject to Tender and Dividend Reset at the end of such new Dividend Period; provided, however, that in the event a holder would be deemed thereby to have selected on any Tender Date an Optional Dividend Period of 98 or fewer days which is not then available, then such new Dividend Period for such holder's shares will be a 7-day Dividend Period; provided further, however, that if the Dividend Period then ending is an Optional Dividend Period of more than 98 days or a Special Dividend Period, or the succeeding Dividend Period has been designated by the Board of Directors as a Special Dividend Period, then holders of shares of RP that fail to elect to tender or hold such shares of RP will be deemed to have elected to tender such shares.

     There is no assurance that the Remarketing Agents will be able to remarket all shares of RP tendered in a Remarketing. If any shares of RP tendered are not remarketed, a holder of such shares may be required to continue to hold some or all of its shares of RP at least until the end of the next 7-day Dividend Period or to sell such shares outside of a Remarketing. See "Allocation of Shares; Failure to Remarket at $100,000 Per Share," "Restrictions on Transfer" and "Concerning the Remarketing Agents."

     Tendered shares will also be subject to purchase in a Remarketing by Remarketing Agents other than MLPF&S. Each such Remarketing Agent may purchase for its own account shares of RP in a Remarketing, provided that (i) the Applicable Divided Rate or Rates set in the Remarketing are no higher than the Applicable Dividend Rate or Rates that would have been established if such Remarketing Agent had not purchased such shares and (ii) together with the other Remarketing Agents, it purchases all tendered shares of RP not sold in the Remarketing to other purchasers. Apart from the foregoing condition to its purchasing shares of RP, the Remarketing Agents are not obligated to purchase any shares of RP that would otherwise remain unsold in a Remarketing. If the Remarketing Agents own any shares of RP immediately prior to a Remarketing and if all other shares of RP tendered for sale by other holders have been sold in such Remarketing, then Remarketing Agents may sell such number of their shares in such Remarketing as there are outstanding orders to purchase that have not been filled by shares tendered for sale by other holders. See "Restrictions on Transfer--Secondary Market." None of the Company, the Paying Agent and the Remarketing Agents is obligated in any case to provide funds to make payment to a holder upon such holder's tender of its shares of RP for Remarketing. If the Remarketing Agents purchase shares of RP in the secondary market or in a Remarketing, they may be in the position of owning shares of RP at a time they determine the Applicable Dividend Rate or Rates in a Remarketing and may tender shares in a Remarketing.


DETERMINATION OF APPLICABLE DIVIDEND RATES

     Between 1:00 p.m., New York City time, on the Tender Date and 4:00 p.m., New York City time, on the Dividend Reset Date, the Remarketing Agents will determine (i) unless the Board of Directors has designated such next Dividend Period as a Special Dividend Period, the allocation of tendered shares of RP among a 7-day Dividend Period, a 49-day Dividend Period, and any available Optional Dividend Period or Periods, as the case may be (provided that if the Remarketing Agents are unable to remarket on such Dividend Reset Date all such tendered shares in a Remarketing at a price of $100,000 per share, then the Remarketing Agents will allocate no shares to any Optional Dividend Period of more than 98 days and no share will be assigned to any Special Dividend Period of more than 98 days) and (ii) the Applicable Dividend Rates to the nearest one-thousandth (0.001) of one percent per annum for the next 7-day Dividend Period, the next 49-day Dividend Period and the next Optional Dividend Period or Periods, or the next designated Special Dividend Period, as the case may be.
The Applicable Dividend Rate for each such Dividend Period will be the rate per annum that the Remarketing Agents determine, in their sole judgment, to be the lowest rate, giving effect to such allocation, that will enable them to remarket on behalf of the holders thereof all shares of RP tendered to them at a price of $100,000 per share. The Applicable Dividend Rate or Rates, as well as the allocation of the tendered shares, will be determined as aforesaid by the Remarketing Agents in their sole discretion (except as otherwise provided in the Certificate of Designation) and will be conclusive and binding on all holders of shares of RP. In determining such Applicable Dividend Rate or Rates, and making such allocation, the Remarketing Agents will, after taking into account market conditions as reflected in the prevailing yields on fixed and variable rate taxable and tax-exempt debt securities and the prevailing dividend yields of fixed and variable rate preferred stock, in providing non-binding indications of the Applicable Dividend Rates to holders and potential purchasers of shares of RP, (i) consider the number of shares of RP tendered and the number of shares of RP potential purchasers are willing to purchase and (ii) contact by telephone, or otherwise, current and potential holders of shares of RP and ascertain the dividend rates at which they would be willing to hold shares of RP. If no Applicable Dividend Rate shall have been set on a Dividend Reset Date in a Remarketing for a 7-day Dividend Period, 49-day Dividend Period, any Optional Dividend Period or Periods, or Special Dividend Period, or any or all of the foregoing, for any reason (other than because there is no Remarketing Agent, MLPF&S is the sole Remarketing Agent at a time when it is prohibited by applicable law or regulation from acting as such or the Remarketing Agents are not required to conduct a Remarketing pursuant to the terms of the Remarketing Agreement), then the Remarketing Agents, in their sole discretion, will, if necessary, except during a Non-Payment Period, after taking into account market conditions as reflected in the prevailing yields on fixed and variable rate taxable and tax-exempt debt securities and the prevailing dividend yields of fixed and variable rate preferred stock, determine the Applicable Dividend Rate or Rates, as the case may be, that would be the initial dividend rate or rates fixed in an offering on such Dividend Reset Date, assuming in each case a comparable dividend period or periods, issuer and security. If there are no Remarketing Agents, MLPF&S is the sole Remarketing Agent at a time when it is prohibited from acting as such or the Remarketing Agents are not required to conduct a Remarketing pursuant to the terms of the Remarketing Agreement then, except during a Non-Payment Period, the Applicable Dividend Rate for each subsequent Dividend Period for which no Remarketing takes place because of the foregoing will be the applicable Maximum Dividend Rate for a 7-day Dividend Period, and the next succeeding Dividend Period will be a 7-day Dividend Period. In a Remarketing, the Applicable Dividend Rates for different Dividend Periods need not be equal.

     Except during a Non-Payment Period, the Applicable Dividend Rate for any Dividend Period will not be more than the applicable Maximum Dividend Rate. The applicable Maximum Dividend Rate will depend on the credit rating or ratings assigned to the shares of RP. The applicable Maximum Dividend Rate for any 7-day

Dividend Period, 49-day Dividend Period or Optional Dividend Period of 98 or fewer days or Special Dividend Period of 98 or fewer days at any Dividend Reset Date will be the Applicable Percentage of the applicable "AA" Composite Commercial Paper Rate. The Applicable Percentage varies with the lower of the credit rating or ratings assigned by Moody's and S&P (or if Moody's or S&P or both shall not make such rating available, the equivalent of either or both of such ratings by a Substitute Rating Agency or two Substitute Rating Agencies or, in the event that only one such rating shall be available, such rating) to the shares of RP on each Dividend Reset Date as follows:

                                    APPLICABLE
CREDIT RATINGS                      PERCENTAGE
----------------------------------  ----------
     MOODY'S             S&P
------------------  --------------
"aa3" or higher     AA-- or higher      115%
"a3" to "a1"          A-- to A+         130%
"baa3" to "baa1"    BBB-- to BBB+       175%
Below "baa3"         Below BBB--        250%

     The applicable Maximum Dividend Rate for any Optional Dividend Period of more than 98 days or Special Dividend Period of more than 98 days at any Dividend Reset Date will be a fixed or variable rate or rates determined from time to time by formula or other means designated by the Board of Directors in respect of such Optional Dividend Period or Special Dividend Period.

     The Remarketing Agents will round each applicable Maximum Dividend Rate to the nearest one-thousandth (0.001) of one percent per annum, with any such number ending in five ten-thousandths of one percent being rounded upwards to the nearest one-thousandth (0.001) of one percent. The Remarketing Agents will not round the applicable "AA" Composite Commercial Paper Rate as part of their calculation of the applicable Maximum Dividend Rate.

     The Applicable Dividend Rate for any Dividend Period commencing during a Non-Payment Period, and the rate used to calculate the late charge described under "Description of RP--Dividends--Non-Payment Period; Late Charges," will be 250% of the applicable "AA" Composite Commercial Paper Rate.

     There is no minimum Applicable Dividend Rate in respect of any Dividend Period.


ALLOCATION OF SHARES; FAILURE TO REMARKET AT $100,000 PER SHARE

     If the Remarketing Agents are unable to remarket by 4:30 p.m., New York City time, on a Dividend Reset Date all shares of RP tendered to them in a Remarketing at a price of $100,000 per share, (i) each holder that tendered or was deemed to have tendered shares of RP for sale will sell a number of shares of RP on a pro rata basis, to the extent practicable, or by lot, as determined by the Remarketing Agents in their sole discretion based on the number of orders to purchase shares of RP in such Remarketing, (ii) the next Dividend Period will be a 7-day Dividend Period for all tendered or deemed tendered but unsold shares of RP and for all shares of RP the holders of which shall have elected or been deemed to have elected to hold such shares for an Optional Dividend Period of more than 98 days or for which such next Dividend Period has been designated a Special Dividend Period of more than 98 days and (iii) the Applicable Dividend Rates for the next 7-day Dividend Period (including the 7-day Dividend Period referred to in the preceding clause (ii)), next 49-day Dividend Period and, if applicable, next Optional Dividend Period or Periods of 98 or fewer days or Special Dividend Period of 98 or fewer days will be the applicable Maximum Dividend Rates for such Dividend Periods.

     If the allocation procedures described above would result in the sale of a fraction of a share of RP, the Remarketing Agents will, in their sole discretion, round up or down the number of shares of RP sold by each holder on such Dividend Reset Date so that each share sold by each holder shall be a whole share of RP, and the total number of shares sold equals the total number of shares purchased on such Dividend Reset Date.


NOTIFICATION OF RESULTS; SETTLEMENT

     By telephone at approximately 4:30 p.m., New York City time, on each Dividend Reset Date, the Remarketing Agents will advise each holder of tendered shares and each purchaser thereof (or the Agent Member thereof, which in turn will advise such holder or purchaser) (i) of the number of shares such holder or purchaser is to sell or purchase and (ii) to give instructions to its Agent Member to deliver such shares against payment therefor or to pay the purchase price against delivery as appropriate. The Remarketing Agents will also advise each holder or purchaser that is to continue to hold, or to purchase, shares with Dividend Periods beginning on the Business Day following such Dividend Reset Date of the lengths of such Dividend Periods and the Applicable Dividend Rates for such shares.

     In accordance with the Securities Depositor's normal procedures, on the Settlement Date the transactions described above will be executed through the Securities Depository, if the Securities Depository or its nominee holds or is to hold the certificates relating to the shares to be purchased and the accounts of the respective Agent Members of the Securities Depository will be debited and credited and shares delivered by book entry as necessary to effect the purchases and sales of shares of RP and changes in the types of Dividend Periods as determined in the Remarketing. Purchasers of shares of RP will make payment through their Agent Members in New York Clearing House (next-day) funds to the Securities Depository against delivery by book entry of shares of RP through their Agent Members. The Securities Depository will make payment in accordance with its normal procedures, which now provide for payment in New York Clearing House (next-day) funds. If the procedures of the Securities Depository shall be changed to provide for payment in same-day funds, then purchasers will be required to make payment in same-day funds. If the certificates for shares of RP are not held by the Securities Depository or its nominee, payment will be made in same-day funds to the Paying Agent against delivery of such certificates.

     If any holder selling shares of RP in a Remarketing fails to deliver such shares, the Agent Member of such selling holder and of any other person that was to have purchased shares of RP in such Remarketing may deliver to any such other person a number of whole shares of RP that is less than the number of shares that otherwise was to be purchased by such person. In such event, the number of shares of RP to be so delivered shall be determined by such Agent Member. Delivery of such lesser number of shares of RP will constitute good delivery.


     As long as the Securities Depository or any other nominee therefor holds the certificates representing the shares of RP, no share certificates will need to be delivered by any selling holder to reflect any transfer of shares of RP effected by a Remarketing.

     The Remarketing Agents may, in their sole discretion, after consultation with the Company, unless reasonably objected to by the Company, modify the settlement procedures set forth above so long as any such modification does not adversely affect the holders of the shares of RP and provided that no such modification which affects the rights, duties or obligations of the Paying Agent (other than modifications which relieve the Paying Agent of any duty or obligation) shall bind the Paying Agent without its prior written consent.


                                    EXPERTS


     The consolidated financial statements and related financial statement schedules of the Company and its subsidiaries included or incorporated by reference in the Company's 1994 Annual Report on Form 10-K and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated by reference herein. The Selected Financial Data under the captions "Operating Results", "Financial Position" and "Common Share Data" for each of the five years in the period ended December 30, 1994 included in the 1994 Annual Report to Stockholders of the Company and incorporated by reference herein, has been derived from consolidated financial statements audited by Deloitte & Touche LLP, as set forth in their reports incorporated by reference herein. Such consolidated financial statements and related financial statement schedules, and such Selected Financial Data incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part, have been included or incorporated herein by reference in reliance upon such reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

     With respect to unaudited interim financial information for the periods included in any of the Quarterly Reports on Form 10-Q (including any amendments applicable thereto) which may be incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in any such Quarterly Report on Form 10-Q (including any amendments applicable thereto) and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, (the "Act") for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                                    GLOSSARY

     "`AA' Composite Commercial Paper Rate," on any date, means (i) the Interest Equivalent of the rate on commercial paper placed for the number of days specified in the succeeding sentence on behalf of issuers whose corporate bonds are rated "AA" by S&P and "Aa" by Moody's, or the equivalent of such rating by another rating agency, as such rate is made available by the Federal Reserve Bank of New York on a discount basis or otherwise for the Business Day immediately preceding such date, or (ii) if the Federal Reserve Bank of New York does not make available such a rate, then the arithmetic average of the Interest Equivalent of such rates on commercial paper placed on behalf of such issuers, as quoted on a discount basis or otherwise by the Commercial Paper Dealers to the Remarketing Agents for the close of business on the Business Day immediately preceding such date. In respect of any Dividend Period (or other period) of 98 or fewer days (determined without regard to any adjustment in the remarketing schedule in respect of non-Business Days as provided herein), the "AA" Composite Commercial Paper Rate shall be as follows: if the number of days in such Dividend Period is (i) less than 8, the Interest Equivalent of the 5-day rate,
(ii) 8 or more but less than 20, the Interest Equivalent of the 15-day rate,
(iii) 20 or more but less than 49, the Interest Equivalent of the 30-day rate,
(iv) 49 or more but less than 70, the Interest Equivalent of the 60-day rate,
(v) 70 or more but less than 85, the arithmetic average of the Interest Equivalent of the 60-day and 90-day rates and (vi) 85 or more but less than 99, the Interest Equivalent of the 90-day rate. If any Commercial Paper Dealer does not quote a rate required to determine the "AA" Composite Commercial Paper Rate, the "AA" Composite Commercial Paper Rate shall be determined on the basis of the quotation or quotations furnished by the remaining Commercial Paper Dealer or Dealers or, if none of the Commercial Paper Dealers quotes such a rate, by any Substitute Commercial Paper Dealer or Dealers selected by the Company to provide such rate or rates not being supplied by any Commercial Paper Dealer.

     "Agent Member" means a designated member of the Securities Depository that will maintain records for the beneficial owners of shares of RP that have identified such Agent Member in their Master Purchaser's Letters and that will be authorized and instructed to disclose information to the Remarketing Agents and the Paying Agent with respect to such beneficial owners.

     "Applicable Dividend Rate" means the dividend rate per annum, as determined by the Remarketing Agents, that (i) will be equal to the rate per annum that the Remarketing Agents advise results on the Dividend Reset Date preceding the first day of such Dividend Period from implementation of the remarketing procedures described herein under "Remarketing" or (ii) during a Non-Payment Period, will be a rate determined by the Board of Directors prior to the issuance of such share.

     "Applicable Percentage" has the meaning described on pages 14 and 15 of this Prospectus.

     "Authorized Newspaper" means a newspaper of general circulation in the English language generally published on Business Days in The City of New York.

     "Board of Directors" or "Board" means either the Board of Directors of the Company, the Executive Committee, the Preferred Stock Dividend Committee or any other duly authorized committee thereof.

     "Business Day" means a day on which the New York Stock Exchange, Inc. is open for trading, and is not a day on which banks in The City of New York are authorized or obligated by law to close.

     "Cede" means Cede & Co., the nominee of DTC.

     "Certificate of Designation" means the Certificate of Designation relating to the shares of RP, to which this Prospectus relates, as it may be supplemented from time to time.

     "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     "Commercial Paper Dealers" means MLPF&S and such other Commercial Paper Dealer or Dealers as the Board of Directors may from time to time appoint, or, in lieu of any thereof, their respective affiliates or successors.

     "Commission" means the Securities and Exchange Commission.

     "Common Stock" means the shares of common stock of the Company, par value $1.33 1/3 per share.

     "Company" means Merrill Lynch & Co., Inc., a Delaware corporation.

     "Date of Original Issue" means, with respect to any share of RP, March 30, 1988.

     "Dividend Payment Date" has the meaning set forth on page 6 of this Prospectus.

     "Dividend Period" has the meaning set forth on pages 5, 6 and 7 of this Prospectus.

     "Dividend Reset Date" means the first Business Day following a Tender Date and immediately preceding a Settlement Date.

     "Dividend-Received Deduction" means the deduction allowed to corporate holders of preferred stock with respect to dividends received on such stock by
Section 243 of the Code, or any successor to Section 243 of the Code.

     "DTC" means The Depository Trust Company, a New York-chartered limited purpose trust company.

     "49-day Dividend Period" means (i) a Dividend Period designated as such by a holder of a share of RP or (ii) any Dividend Period commencing after the first day of, and during, a Non-Payment Period, and, in all such cases, generally containing 49 days.

     "Initial Dividend Period," with respect to any share of RP, means the period commencing on and including the date of Original Issue thereof and ending on the date designated by the Board of Directors and set forth on the cover of the applicable Prospectus Supplement.

     "Interest Equivalent" means the equivalent yield on a 360-day basis of a discount basis security to an interest-bearing security.

     "IRS" means the Internal Revenue Service.

     "Master Purchaser's Letter" means a letter substantially in the form attached as Appendix B to this Prospectus, which is required to be executed by each purchaser of shares of RP.

     "Maximum Dividend Rate" has the meaning set forth on pages 14 and 15 of this Prospectus.

     "Minimum Holding Period" means 46 days or such other minimum holding period required for corporate taxpayers to be entitled to the Dividends-Received Deduction as provided in Section 246(c) of the Code or any successor thereto.

     "Moody's" means Moody's Investors Service, Inc.

     "Non-Call Period" has the meaning set forth under "Specific Redemption Provisions" below.

     "Non-Payment Period" has the meaning set forth on pages 4 and 5 of this Prospectus.

     "Notice of Redemption" has the meaning set forth on pages 7 and 8 of this Prospectus.

     "Optional Dividend Period" means any Dividend Period other than a 7-day Dividend Period, a 49-day Dividend Period or a Special Dividend Period in respect of which the Board of Directors designates the number of days, instituted by the Board of Directors as set forth on page 6 of this Prospectus.

     "Paying Agent" means Citibank, N.A. or any successor company or entity, which has entered into a Paying Agent Agreement with the Company to act for the Company, among other things, as the transfer agent, registrar, dividend and redemption price disbursing agent, settlement agent and agent for certain notifications in connection with the shares of RP in accordance with such agreement.

     "Paying Agent Agreement" means an agreement to be entered into between the Company and the Paying Agent.

     "Premium Call Period" has the meaning set forth under "Specific Redemption Provisions" below.

     "Remarketing" means each periodic operation of the process for remarketing as described in this Prospectus.

     "Remarketing Agents" means the broker-dealers named as such on page 11 of this Prospectus and such other Remarketing Agent or Agents as the Board of Directors may from time to time appoint, and any successor companies or entities which have entered into an agreement with the Company to carry out the remarketing procedures for the purpose of determining the Applicable Dividend Rate or Rates.

     "RP" means the Remarketed Preferred Stock, par value $1.00 per share, liquidation preference $100,000 per share, of the Company to be issued pursuant to the Certificate of Designation.

     "S&P" means Standard & Poor's Group, a division of McGraw-Hill, Inc.

     "Securities Depository" means DTC or any successor securities depository selected by the Company for the shares of RP that agrees to follow the procedures required to be followed by such securities depository in connection with the shares of RP and its successors and assigns.

     "Settlement Date" means the first Business Day after the Dividend Reset Date applicable to a share of RP.

     "7-day Dividend Period" means a Dividend Period designated as such by a holder of shares of RP and generally containing seven days.

     "Special Dividend Period" means any Dividend Period other than a 7-day Dividend Period, a 49-day Dividend Period or an Optional Dividend Period, in respect of which the Board of Directors designates the number of days, instituted by the Board of Directors as set forth on pages 6 and 7 of this Prospectus.

     "Specific Redemption Provisions" means with respect to any Optional Dividend Period of 365 or more days or Special Dividend Period of 365 or more days, either, or any combination of, (i) a period (a "Non-Call Period") determined by the Remarketing Agents during which the shares subject to such Dividend Period are not subject to redemption at the option of the Company and
(ii) a period (a "Premium Call Period") consisting of a number of whole years and determined by the Remarketing Agents, during each year of which the shares subject to such Dividend Period shall be redeemable at the Company's option at a price per share equal to $100,000 plus accumulated but unpaid dividends plus a premium expressed as a percentage of the liquidation preference of such share. Such percentage, in the first year of such Premium Call Period, shall be two-thirds of the Applicable Dividend Rate for such Dividend Period and, for each year thereafter, shall be calculated by multiplying two-thirds of such Applicable Dividend Rate by a fraction, the numerator of which shall be the number of years remaining in such Premium Call Period (including such year) and the denominator of which shall be the number of years comprising such Premium Call Period, provided that such percentage shall be rounded as described herein for Maximum Dividend Rates.

     "Substitute Commercial Paper Dealers" means such substitute Commercial Paper Dealer or Dealers as the Company may from time to time appoint or, in lieu of any thereof, their respective affiliates or successors.

     "Substitute Rating Agency" and "Substitute Rating Agencies" shall mean a nationally recognized securities rating agency and two nationally recognized securities rating agencies, respectively, selected by the Company to act as the substitute rating agency or substitute rating agencies, as the case may be, to determine the credit ratings of the shares of RP.

     "Tender and Dividend Reset" means the process pursuant to which shares of RP may be tendered or deemed tendered in a Remarketing or held and become subject to the new Applicable Dividend Rate or Rates determined by the Remarketing Agent in the Remarketing.

     "Tender Date" means the first Business Day preceding the Dividend Reset
Date.

                                                                      APPENDIX A


                  NORMAL SCHEDULE FOR REMARKETING SHARES OF RP

     This Appendix assumes that there are no Optional Dividend Periods or Special Dividend Periods. the normal schedule for remarketing shares of RP is described below. As described in this Prospectus, the events occurring on each day of a normal remarketing schedule are subject to change in the event that certain days are not Business Days. All references herein to a particular time of day shall be to New York City time.

Tender Date

12:00 noon          Deadline for the Remarketing Agents to make available to
                    holders of shares of RP non-binding indications of the range of Applicable Dividend Rates for the next succeeding 7-day
                    Dividend Period and 49-day Dividend Period.

1:00 p.m.           Deadline for each holder of shares of RP to provide to any
                    Remarketing Agent irrevocable telephonic notice of intent to tender shares of RP for sale in the current Remarketing or to change Dividend Periods for shares. Remarketing of tendered shares of RP formally commences.

Dividend Reset Day  Remarketing of tendered shares continues
(Following
Business Day)

4:00 p.m.           Deadline for completion of Remarketing. The Remarketing
                    Agents determine the Applicable Dividend Rates for the 7-day
                    Dividend Period and the 49-day Dividend Period. Such 7-day
                    Dividend Period will end seven days later, and such 49-day
                    Dividend Period will end 49 days later.

4:30 p.m.           The Remarketing Agents notify holders, purchasers and
                    tendering holders of shares of RP by telephone, telex or otherwise of the results of the Remarketing. Applicable
                    Dividend Rates are announced.

Settlement Date  New 7-day Dividend Period and new 49-day Dividend Period begin.
                 In addition, shares of RP which have been tendered and sold in a Remarketing are delivered through the Securities Depository.

                                                                      APPENDIX B

                     To Be Submitted to Your Broker-Dealer
                          Who Will Then Deliver Copies
                 On Your Behalf to the Respective Trust Company

                           MASTER PURCHASER'S LETTER
                 Relating to Securities Involving Rate Settings
                        Through Auctions or Remarketings

THE COMPANY
THE REMARKETING AGENTS
THE TRUST COMPANY
A BROKER-DEALER
AN AGENT MEMBER
OTHER PERSONS

Dear Sirs:

     1. This letter is designed to apply to auctions for publicly or privately offered debt or equity securities ("Securities") of any issuer ("Company") which are described in any final prospectus or other offering materials relating to such Securities as the same may be amended or supplemented (collectively, with respect to the particular Securities concerned, the "Prospectus") and which involve periodic rate settings through auctions ("Auctions") or remarketing procedures ("Remarketings"). This letter shall be for the benefit of any Company and of any trust company, auction agent, paying agent (collectively, "trust company"), remarketing agent, broker-dealer, agent member, securities depository or other interested person in connection with any Securities and related Auctions or Remarketings (it being understood that such persons may be required to execute specified agreements and nothing herein shall alter such requirements). The terminology used herein is intended to be general in its application and not to exclude any Securities in respect of which (in the Prospectus or otherwise) alternative terminology is used.

     2. We may from time to time offer to purchase, purchase, offer to sell and/or sell Securities of any Company as described in the Prospectus relating thereto. We agree that this letter shall apply to all such purchasers, sales and offers and to Securities owned by us. We understand that the dividend/interest rate on Securities may be based from time to time on the results of Auctions or Remarketings as set forth in the Prospectus.

     3. We agree that any bid or sell order placed by us in an Auction shall constitute an irrevocable offer (except as otherwise described in the Prospectus) by us to purchase or sell the Securities subject to such bid or sell order, or such lesser amount of Securities as we shall be required to sell or purchase as a result of such Auction, at the applicable price, all as set forth in the Prospectus and that if we fail to place a bid or sell order with respect to Securities owned by us with a broker-dealer on any Auction date, or a broker-dealer to which we communicate a bid or sell order fails to submit such bid or sell order to the trust company concerned, we shall be deemed to have placed a hold order with respect to such Securities as described in the Prospectus. We authorize any broker-dealer that submits a bid or sell order as our agent in Auctions to execute contracts for the sale of securities covered by such bid or sell order. We recognize that the payment by such broker-dealer for Securities purchased on our behalf shall not relieve us of any liability to such broker-dealer for payment for such Securities.

     4. We understand that in a Remarketing the dividend or interest rate or rates on the Securities and the allocation of Securities tendered for sale between dividend or interest periods of different lengths will be based from time to time on the determinations of one or more remarketing agents, and we agree to be conclusively bound by such determinations. We further agree to the payment of different dividend or interest rates to different holders of Securities depending on the length of the dividend or interest period elected by such holders. We agree that any notice given by us to a remarketing agent (or to a broker-dealer for transmission to a remarketing agent) of our desire to tender Securities in a Remarketing shall constitute an irrevocable (except to the limited extent set forth in the Prospectus) offer by us to sell the Securities specified in such notice, or such lesser number of Securities as we shall be required to sell as a result of such Remarketing, in accordance with the terms set forth in the Prospectus, and we authorize the remarketing agent to sell, transfer or otherwise dispose of such Securities as set forth in the Prospectus.

     5. We agree that, during the applicable period as described in the Prospectus, dispositions of Securities can be made only in the denominations set forth in the Prospectus and we will sell, transfer or otherwise dispose of any Securities held by us from time to time only pursuant to a bid or sell order placed in an Auction, in a Remarketing, to or through a broker-dealer or, when permitted in the Prospectus, to a person that has signed and delivered to the applicable trust company or a remarketing agent a letter substantially in the form of this letter (or other applicable purchaser's letter), provided that in the case of all transfers other than pursuant to Auctions or Remarketings we or our broker-dealer or our agent member shall advise such trust company or a remarketing agent of such transfer. We understand that a restrictive legend will be placed on certificates representing the Securities and stop-transfer instructions will be issued to the transfer agent and/or registrar, all as set forth in the Prospectus.

     6. We agree that, during the applicable period as described in the Prospectus, ownership of Securities shall be represented by one or more global certificates registered in the name of the applicable securities depository or its nominee, that we will not be entitled to receive any certificate representing the Securities and that our ownership of any Securities will be maintained in book entry form by the securities depository for the account of our agent member, which in turn will maintain records of our beneficial ownership. We authorize and instruct our agent member to disclose to the applicable trust company or remarketing agent such information concerning our beneficial ownership of Securities as such trust company or remarketing agent shall request.

     7. We acknowledge that partial deliveries of Securities purchased in Auctions or Remarketings may be made to us and such deliveries shall constitute good delivery as set forth in the Prospectus.

     8.   THIS LETTER IS NOT A COMMITMENT BY US TO PURCHASE ANY SECURITIES.

     9. This letter supersedes any prior-dated version of this master purchaser's letter, and supplements any prior- or post-dated purchaser's letter specific to particular Securities, and this letter may only be revoked by a signed writing delivered to the original recipients hereof.

     10. The descriptions of Auction or Remarketing procedures set forth in each applicable Prospectus are incorporated by reference herein and in case of any conflict between this letter, any purchaser's letter specific to particular Securities and any such description, such description shall control.

     11. Any xerographic or other copy of this letter shall be deemed of equal effect as a signed original.

     12.  Our agent member of The Depository Trust Company currently is
                 .

     13. Our personnel authorized to place orders with broker-dealers for the purpose set forth in the Prospectus in Auctions or Remarketings currently is/are
           , telephone number (   ).

     14.  Our taxpayer identification number is                .

     15. In the case of each offer to purchase, purchase, offer to sell or sale by as of Securities not registered under the Securities Act of 1933, as amended (the "Act"), we represent and agree as follows:

          A. We understand and expressly acknowledge that the Securities have not been and will not be registered under the Act and, accordingly, the Securities may not be reoffered, resold or otherwise pledged, hypothecated or transferred unless an applicable exemption from the registration requirements of the Act is available.

          B. We hereby confirm that any purchase of Securities made by us will be for our own account, or for the account of one or more parties for which we are acting as trustee or agent with complete investment discretion and with authority to bind such parties, and not with a view to any public resale or distribution thereof. We and each other party for which we are acting which will acquire Securities will be "accredited investors" within the meaning of Regulation D under the Act with respect to the Securities to be purchased by us or such party, as the case may be, will have previously invested in similar types of instruments and will be able and prepared to bear the economic risk of investing in and holding such Securities.

          C. We acknowledge that prior to purchasing any Securities we shall have received a Prospectus (or private placement memorandum) with respect thereto and acknowledge that we will have had access to such financial and other information, and have been afforded the opportunity to ask such questions of representatives of the Company and receive answers thereto, as we deem necessary in connection with our decision to purchase Securities.

          D. We recognize that the Company and broker-dealers will rely upon the truth and accuracy of the foregoing investment representations and agreements and we agree that each of our purchases of Securities now or in the future shall be deemed to constitute our concurrence in all of the foregoing which shall be binding on us and each party for which we are acting as set forth in Subparagraph B above.

Dated___________________________  _____________________________
Mailing Address of Purchaser           (Name of Purchaser)

________________________________  By:__________________________

________________________________  Printed Name:________________

________________________________  Title:_______________________


                                      B-2